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                     UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION               SEC FILE NUMBER
                WASHINGTON, D.C. 20549
                                                      --------------------------
                      FORM 12b-25                           CUSIP NUMBER

              NOTIFICATION OF LATE FILING             --------------------------

(Check One):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
              [ ] Form 10-Q    [ ] Form N-SAR

              For Period Ended:   December 31, 2000
                                ---------------------

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

-------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

    Accelerated Networks, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

    301 Science Drive
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Address of Principal Executive Office (Street and Number)

    Moorpark, CA 93021
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               [X]     (a) The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

               [X]     (b) The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [ ]     (c) The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

    The Company recently retained a new management team, including its CEO and CFO, as well as several other key employees in its sales and finance departments. The new management team has only had a limited period of time to review the Company's financial status and other related information necessary to complete the filing of its Annual Report on Form 10-K. As a result, the Company expects to file such report not later than April 16, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    H. Michael Hogan III                           805          553-9680 x287
---------------------------------------------  ------------  -------------------
           (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed? If the answer is no, identify report(s).          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
        report or portion thereof?                               [X] Yes  [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================

                           Accelerated Networks, Inc.
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 3, 2001                        By  /s/ H. Michael Hogan III
      -------------------                        -------------------------------


                                    ATTENTION

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S. CODE 1001).


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